Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement Nos. 333-293632 and 333-293632-01 February 23, 2026

Voya Financial, Inc.

$400,000,000 5.050% Senior Notes due 2036

Pricing Term Sheet

Issuer:	Voya Financial, Inc.

Guarantor:	Voya Holdings Inc.

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2 / BBB+ / BBB+

Securities:	5.050% Senior Notes due 2036

Offering Format:	SEC Registered

Trade Date:	February 23, 2026

Settlement Date**:	March 2, 2026 (T+5)

Maturity Date:	March 2, 2036

Principal Amount:	$400,000,000

Price to Public:	99.821% of principal amount

Net Proceeds to Issuer (Before Expenses and after Underwriting Discount):	$396,684,000

Interest Rate:	5.050% per annum

Yield to Maturity:	5.073%

Spread to Benchmark Treasury:	+105 basis points

Benchmark Treasury:	4.125% due February 15, 2036

Benchmark Treasury Price/Yield:	100-26+ / 4.023%

Interest Payment Dates:	Semi-annually on March 2 and September 2 of each year, commencing September 2, 2026

Optional Redemption:

Make-Whole Call:	At any time prior to December 2, 2035 at a discount rate of the applicable US Treasury Security plus 20 basis points

Par Call:	On or after December 2, 2035 at 100%

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	929089 AK6

ISIN:	US929089AK67

Joint Book-Running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. Wells Fargo Securities, LLC Morgan Stanley & Co. LLC TD Securities (USA) LLC

Co-Managers:	BNP Paribas Securities Corp. Mizuho Securities USA LLC

*

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

**

Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is more than one business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer and guarantor have filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, BofA Securities, Inc. at 1-800-294-1322 or Wells Fargo Securities, LLC at 1-800-645-3751.

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